[EXHIBIT 99.1]
                         FORM OF LETTER TO SHAREHOLDERS

                          FRANKLIN LAKE RESOURCES INC.
                               172 Starlite Street
                      South San Francisco, California 94080

                                   [ ] , 2002

Dear Stockholder:

         Enclosed are the prospectus and other materials relating to the Rights Offering by Franklin Lake Resources Inc. ("Franklin Lake"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Franklin Lake's Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page ___ of the prospectus. You should also refer to the detailed instructions for Use of Franklin Lake's Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.


                      SUMMARY OF THE TERMS OF THE OFFERING

You will receive 1 non-transferable Subscription Right each to purchase 1 share of Common Stock for each 4 shares of Franklin Lake's Common Stock or Common that you owned of record on [ ], 2002. For example, if you owned 100 shares of Common Stock you will receive Subscription Rights to purchase an additional 25 shares of common stock. This right is referred to as the Basic Subscription Privilege.

If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of _______ shares, shares purchased through the Over-Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by these over-subscribing shareholders through the basic subscription privilege, as more fully described in the prospectus.

The Rights Offering expires at 5:00 p.m., Pacific Standard Time, on _________, 2002 unless extended. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.


If your shares or options are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

If you do not exercise your Subscription Rights, your ownership in Franklin Lake may be diluted. Please see page ___ of the prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the procedures for exercising the Rights Offering, please feel free to contact the Subscription Agent, Ian Malcolm at Computershare Trust Company of Cananda, 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9. The telephone number is (888) 661-5566 or (604) 661-0232. The fax number is (604) 683, 3694.

                           Sincerely,


                           /s/ Father Gregory Ofiesh
                           -------------------------------------
                           President and Chief Executive Officer